UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: November 15, 2006

Commission File Number: 333-110071

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC.

13/F, Shenzhen Special Zone Press Tower, Shennan Road Futian, ShenZhen, China 518034
(Address of Principal Executive Offices)

4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
(Former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐        No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Information contained in this Form 6-K report:

Attached hereto as Exhibit 99.1 is a copy of China Security and Surveillance Technology Inc.’s (the “Company”) unaudited condensed consolidated financial statements as of September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and the related management discussion and analysis of the Company’s financial condition and results of operation for such periods. The Company’s unaudited interim condensed consolidated financial statements attached hereto were prepared by the Company’s management and reviewed by the Company’s independent registered public accounting firm.

As a foreign private issuer, the Company is exempt from the requirement of providing quarterly financial information. However, in order to educate parties that have an interest in the Company and to increase their ability to understand the Company’s operations, management has decided to provide this financial information to those parties and others that may have interest in the Company in the future. The information contained in Exhibit 99.1 is disclosed purely for informational purposes.

Exhibit No.

Exhibit 99.1
Unaudited condensed consolidated financial statements as of September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management discussion and analysis of the Company’s financial condition and results of operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC.

Date: November 15, 2006

By: /s/ Guoshen Tu
Chief Executive Officer